Exhibit 99.13

ACTION BY WRITTEN CONSENT

BY THE HOLDER OF SERIES A CONVERTIBLE PARTICIPATING

PERPETUAL PREFERRED STOCK OF

SYNCHRONOSS TECHNOLOGIES, INC.

In accordance with Sections 228 and 242 of the Delaware General Corporation Law and the Bylaws of Synchronoss Technologies, Inc., a Delaware corporation (the “Company”), the undersigned holder of all outstanding shares of the Company’s Series A Convertible Participating Perpetual Preferred Stock, par value $0.0001 per share (the “Series A Preferred Stock”) does hereby, pursuant to this Action by Written Consent, vote all shares of the Series A Preferred Stock held of record by such stockholder FOR the adoption and approval of the following recitals and resolutions, without a formal meeting and without prior notice, effective as of June 24, 2021. Capitalized terms used but not defined herein shall have the meanings ascribed to them in the Certificate of Designations of the Series A Preferred Stock of the Company (the “Certificate”).

1.	Approval of Financing Transactions.

WHEREAS, the Company proposes to raise capital through a series of financing transactions involving (a) the public and/or private offering of Common Stock in the aggregate amount of $100 million (plus a 10% “green shoe” option) (the “Common Offering”), (b) the public offering of baby bonds in the aggregate principal amount of $125 million (the “Bond Offering”), and (c) the private offering of preferred securities in the aggregate amount of $75 million (the “Preferred Offering”), each as summarized in the term sheet attached as Exhibit A, the proceeds of which shall be used to redeem in full the Series A Preferred Stock and to pay in full the other amounts due (without regard to any payment grace period) to Siris Capital Group, LLC (“Siris”) pursuant to the Advisory Services Agreement, dated as of May 18, 2020, between the Company and Siris (the “Advisory Agreement”) (the amounts due to the holder of all outstanding shares of Series A Preferred Stock and to Siris under the Advisory Agreement, collectively, the “Full Repayment Amount” and, the payment of the Full Repayment Amount together with the offerings noted above, collectively, the “Financing Transactions”);

WHEREAS, the Company has confirmed to the holder of all outstanding shares of Series A Preferred Stock and Siris that (i) the Board of Directors of the Company (the “Board”) has approved the Financing Transactions and (ii) except for the consents and waivers set forth in this Written Consent, no corporate action on the part of the Company, the Board or the Company’s stockholders, and no consent, waiver or approval by any Person (including any stock exchange), is required in connection with the Financing Transactions or the consummation thereof;

WHEREAS, Section 6(b)(1) of the Certificate provides, among other things, that the Company shall at all times reserve and keep available out of its authorized and unissued Common Stock, solely for issuance upon the conversion of the Series A Preferred Stock, such number of shares of Common Stock as shall from time to time be issuable upon the conversion of all the shares of Series A Preferred Stock then outstanding (the “Conversion Shares Reservation Requirement”);

WHEREAS, the current number of authorized but unissued shares of Common Stock is such that the Company will be unable to complete the Common Offering unless the Common Offering includes shares of Common Stock that are reserved for issuance upon the conversion of outstanding shares of Series A Preferred Stock;

WHEREAS, Section 9(a) of the Certificate provides that, for so long as the holders of Series A Preferred Stock have a right to elect a director pursuant to Section 8(b) of the Certificate, the Company shall not take certain actions (the “Section 9(a) Protective Provisions”) without the prior written consent of the Investor, including, without limitation, (a) the amendment, alteration, modification or repeal of any provisions of the Certificate of Incorporation in any manner that adversely affects the rights, preferences, privileges or voting powers of the Series A Preferred Stock or any holder thereof, (b) the undertaking of any action to authorize, create, split, classify, or increase the number of authorized or issued shares of, or any securities convertible into shares of, any Junior Stock, Parity Stock or Capital Stock that would rank senior to the Series A Preferred Stock, (c) any amendment or alteration of the Certificate of Incorporation or any provision thereof in any manner that would authorize or result in the issuance of, or the undertaking of any other action to authorize or issue, Parity Stock or Capital Stock that would rank senior to the Series A Preferred Stock, and (d) the amendment, alteration, modification or repeal of any provisions of the Certificate of Incorporation or Bylaws that increases or decreases the size of the Board;

WHEREAS, Section 9(b) of the Certificate provides that, for so long as the holders of Series A Preferred Stock have a right to elect a director pursuant to Section 8(b) of the Certificate, if the Company is in EBITDA Non-Compliance, the Company shall not take, agree or otherwise commit to take certain actions (the “Section 9(b) Protective Provisions” and, collectively with the Section 9(a) Protective Provisions, the “Protective Provisions”) without the prior written consent of the Investor, including, without limitation, (a) the incurrence of any indebtedness by the Company pursuant to any Debt Document in the aggregate principal amount in excess of $10 million or the entry into any Debt Document in respect of indebtedness in an aggregate principal amount in excess of $10 million, and (b) the purchase, sale, lease, encumbrance, license or other transfer, acquisition or disposition of any material assets, securities, properties, interests or businesses of the Company, in each case where the fair market value or purchase price exceeds $5 million individually or $10 million in the aggregate in a fiscal year;

WHEREAS, Section 16 of the Certificate provides that any provision contained in the Certificate and any right of the holders of Series A Preferred Stock granted thereunder may be waived as to all shares of Series A Preferred Stock (and the holders thereof) upon the written consent of the holders of a majority of the shares of Series A Preferred Stock then outstanding;

WHEREAS, the consents and waivers provided herein are expressly conditioned on receipt by the relevant beneficiaries of the Full Repayment Amount simultaneously with the closing of the offerings described in the Financing Transactions (the “Full Repayment Condition”), and (i) if such receipt does not occur in such timeframe and in any event prior to 5:00 p.m., New York City time, on July 5, 2021, or (ii) upon the Company abandoning one or more of the Common Offering, the Bond Offering and the Preferred Offering, in any such case specified in the foregoing clause (i) or (ii), the waivers and consents hereunder shall be void ab initio and have no effect;

WHEREAS, notwithstanding anything to the contrary herein, (i) the undersigned stockholder acknowledges that the Common Offering described in the Financing Transactions might occur one or two days earlier than the other Financing Transactions , and the consents and waivers provided herein with respect to the Common Offering will be deemed to be effective upon the closing of such offering so long as the proceeds to the Company from such offering are held in trust by the Company for application toward payment of the Full Repayment Amount simultaneously with the closing of the last offering to occur, and (ii) the term “Full Repayment Condition” shall be interpreted in a manner consistent with this recital; and

WHEREAS, the undersigned stockholder desires to approve the Financing Transactions and waive the Conversion Share Reservation Requirement and the Protective Provisions with respect to the Financing Transactions, in each case conditional on the Full Repayment Condition.

NOW, THEREFORE, BE IT RESOLVED, that the undersigned stockholder hereby waives on behalf of all holders of Series A Preferred Stock all rights to notice, if any, in connection with the Financing Transactions and any other forms of notice that may be required in connection with the Financing Transactions pursuant to the terms of the Certificate, any agreements to which any such stockholder is a party, or otherwise; and

RESOLVED FURTHER, that the undersigned stockholder hereby waives, subject to the satisfaction of the Full Repayment Condition, on behalf of all holders of Series A Preferred Stock the Conversion Share Reservation Requirement and the Protective Provisions with respect to the Financing Transactions.

2.	Waiver of Rights under Investor Rights Agreement.

WHEREAS, Section 9(b) of the Investor Rights Agreement provides that if the Board decides to engage in a process that could reasonably be expected to give rise to a substantial share investment, change of control transaction or other extraordinary transaction related to the Company, the Company shall invite the Investor to participate in such process on the terms and conditions generally made available to the other participants in such process (the “Participation Rights”);

WHEREAS, Section 10 of the Investor Rights Agreement provides the Investor with a right of first offer on, and an accompanying right to notice of, the offer or sale by the Company of certain securities of the Company (the “Preemptive Rights”);

WHEREAS, Section 11(b) of the Investor Rights Agreement provides that so long as the holders of Series A Preferred have the right to nominate a Series A Preferred Director to the Board pursuant to Section 8(b) of the Certificate of Designations, the Board shall consist of ten (10) members and the composition of the Board shall be as set forth therein (the “Board Composition Covenant”);

WHEREAS, in connection with the Financing Transactions, the Board intends to expand the size of the Board and appoint a new director to the Board;

WHEREAS, Section 18(j) of the Investor Rights Agreement provides that any term of the Investor Rights Agreement may be waived with the written consent of the party against whom the waiver is to be effective; and

WHEREAS, the undersigned desires to waive the Participation Rights and Preemptive Rights with respect to the Financing Transactions.

NOW, THEREFORE, BE IT RESOLVED, that the undersigned stockholder hereby waives on behalf of all holders of Series A Preferred Stock all rights to notice, if any, in connection with the Financing Transactions and any other forms of notice that may be required in connection with the Financing Transactions pursuant to the terms of the Investor Rights Agreement; and

RESOLVED FURTHER, that the undersigned stockholder hereby waives on behalf of all holders of Series A Preferred Stock the Participation Rights, the Preemptive Rights and the Board Composition Covenant with respect to the Financing Transactions.

3.	Waiver of Redemption Notice Period.

WHEREAS, Section 5(d)(1) of the Certificate provides that the Company, at its option, may redeem (out of funds legally available therefor) all outstanding shares of Series A Preferred Stock at the Company Redemption Price; provided, however, that prior to any such redemption becoming effective, the holders of Series A Preferred Stock may, at their election, make a Pre-Redemption Conversion Election;

WHEREAS, the Company intends to use proceeds from the Financing Transactions to redeem all outstanding shares of Series A Preferred Stock;

WHEREAS, Section 5(d)(2) of the Certificate provides that the Company shall deliver to the holders of Series A Preferred Stock a Company Redemption Notice not less than 15 Business Days prior to the Company Redemption Date (such 15-Business Day period, the “Redemption Notice Period”); and

WHEREAS, the undersigned does not desire to make a Pre-Redemption Conversion Election, and desires to waive the Redemption Notice Period with respect to the redemption of all shares of Series A Preferred Stock in connection with the Financing Transactions.

NOW, THEREFORE, BE IT RESOLVED, that the undersigned stockholder hereby waives on behalf of all holders of Series A Preferred Stock the Right to make a Pre-Redemption Conversion Election and the Redemption Notice Period with respect to the redemption of all shares of Series A Preferred Stock in connection with the Financing Transactions.

4.	General.

RESOLVED, that the appropriate officers of the Company be, and each of them hereby is, authorized and empowered to execute and deliver to any person deemed appropriate by any such officer or officers any and all certificates, agreements, amendments, instruments, documents or undertakings of any kind and nature whatsoever to evidence these resolutions, such certificates, agreements, amendments, instruments, documents or undertakings to be in such form and to contain the signature of such officer or officers executing the same, and to do and perform or cause to be done and performed all acts, deeds and things, in the name and on behalf of the Company or otherwise as such officer or officers may deem necessary or appropriate for the foregoing purposes.

[Signature Page Follows]

IN WITNESS WHEREOF, the undersigned stockholder, hereby voting the full number of shares of Series A Preferred Stock held of record by it, has executed this Action by Written Consent as of the date first set forth above and hereby directs that this written consent be filed with the minutes of the proceedings of the Company’s stockholders.

SILVER PRIVATE HOLDINGS I, LLC
By: Silver Private Investments, LLC, its sole member

By:	/s/ Peter Berger

Name:	Peter Berger
Title:	Authorized Signatory

[Signature Page to Series A Stockholder Consent]